Media Relations	@Celanese

Press Information

Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234
U.S.A.

Celanese Europe Holding GmbH & Co. KG Announces Extension of the Subsequent Acceptance Period

     KRONBERG, GERMANY, June 1, 2005. The subsequent acceptance period of the mandatory offer by Celanese Europe Holding GmbH & Co. KG (formerly known as BCP Crystal Acquisition GmbH & Co. KG), to purchase all of the issued and outstanding registered ordinary shares of Celanese AG (other than ordinary shares owned by Celanese Europe Holding GmbH & Co. KG or held by Celanese AG or any of its subsidiaries in treasury) for EUR41.92 per share in cash (plus interest) has been extended to be in compliance with German law, due to the pendency of award proceedings relating to the mandatory offer. The subsequent acceptance period is now scheduled to expire on August 1, 2005 at 12:01 a.m. New York City time, 6:01 a.m. Central European Time, unless otherwise further extended to be in compliance with German law. The mandatory offer is required by Section 305 of the German Stock Corporation Act in connection with the domination and profit and loss transfer agreement between Celanese Europe Holding GmbH & Co. KG and Celanese AG. As described in the offer document relating to the mandatory offer and the amendments thereto, the consideration offered in the subsequent acceptance period is EUR41.92 in cash (plus interest, as reduced by any guaranteed dividend payments). No shares tendered during the subsequent acceptance period may be withdrawn after tender.

     Celanese Europe Holding GmbH & Co. KG is a German limited partnership controlled by Celanese Corporation, a Delaware corporation.

Contacts:

Media:

Jeanne Cullers
Phone: +01 (972) 443 4824
Telefax: +01 (972) 443 8519
Email: JECullers@celanese.com

Investors :

Mark Oberle	Andrea Stine
Phone : +01 972-443 4464	Phone : +01 (908) 901-4504
Telefax : +01 972- 443-8519	Telefax : +01 (908) 901-4805
Email : Mark.Oberle@celanese.com	Email : A.Stine@celanese.com